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                                             Filed by J. L. Halsey Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company: NAHC, Inc.
                                             Commission File Number: 333-82154

        NEWS RELEASE
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                   INVESTOR RELATIONS CONTACT: LISA DESCENZA AT (978) 689-0333
                     OR GEORGESON SHAREHOLDER COMMUNICATIONS AT (877) 620-5286

              NAHC, INC. STOCKHOLDERS MEETING ADJOURNED TO JUNE 13

KING OF PRUSSIA, PENNSYLVANIA, MAY 29, 2002 - NAHC, INC. ("NAHC" OR THE "COMPANY") (OTC:NAHC) has announced an adjournment of its annual meeting of stockholders until 1:00 p.m. on Thursday, June 13, 2002, at the offices of Vinson & Elkins L.L.P., 2001 Ross Avenue, 41st floor, Dallas, Texas, 75201. The annual meeting was originally convened on Tuesday, March 19, 2002, at which time the directors were elected and the meeting was adjourned until April 17. On April 17, 2002, the annual meeting reconvened and the Company elected to again adjourn the meeting until May 15, 2002. Company CEO David R. Burt announced this final adjournment to provide the Company additional time to solicit approval for the proposed merger of NAHC into its wholly owned subsidiary, J. L. Halsey Corporation, a Delaware corporation ("J. L. Halsey"). The record date to identify the stockholders who are entitled to vote at the adjourned meeting will remain January 28, 2002.

Under the merger proposal, NAHC will merge with and into J. L. Halsey, and each issued and outstanding share of NAHC common stock will be converted into one share of J. L. Halsey common stock. The primary purpose of the merger is to implement transfer restrictions on the J. L. Halsey common stock in order to protect NAHC's net operating losses. The merger requires the approval of stockholders holding a majority of the outstanding shares of NAHC common stock.

If the NAHC stockholders approve the merger they will also have agreed to a classified Board.

NAHC is a company in transition. NAHC is attempting to manage its liabilities and realize its remaining assets. J. L. Halsey currently has no operating business and no assets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS OF NAHC THAT IS PART OF THE REGISTRATION STATEMENT ON FORM S-4 FOR J. L. HALSEY (FILE NO. 333-82154) FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING INFORMATION ABOUT THE DIRECT AND INDIRECT INTERESTS OF NAHC AND J. L. HALSEY IN THE MERGER. A COPY OF THE PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST FROM NAHC, 1018 W. NINTH AVENUE, KING OF PRUSSIA, PENNSYLVANIA 19406. INVESTORS MAY ALSO OBTAIN THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS PRESS RELEASE, INCLUDING STATEMENTS AS TO THE EXPECTED BENEFITS OF THE MERGER, ARE FORWARD-LOOKING STATEMENTS THAT ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS AND THE BUSINESS PROSPECTS OF NAHC, INC. AND J. L. HALSEY CORPORATION ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT MAY CAUSE NAHC, INC.'S AND J. L. HALSEY CORPORATION'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHER THINGS, THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE MERGER CANNOT BE FULLY REALIZED, THE NECESSITY FOR STOCKHOLDER APPROVAL OF THE MERGER, WHICH THE STOCKHOLDERS MAY WITHHOLD IN THEIR SOLE DISCRETION, COMPETITION, GOVERNMENT REGULATION OR ACTION, LITIGATION, NAHC'S AND J. L. HALSEY'S ABILITY TO IMPLEMENT THEIR BUSINESS PLANS, AND ACCESS TO AND COST OF CAPITAL. THESE AND OTHER RISKS ARE DESCRIBED IN NAHC'S 10-K AND 10-Q REPORTS AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.